Seajacks Signs Contract with Van Oord Supporting European Offshore Wind

MONACO—December 27, 2021 – Eneti Inc. (NYSE:NETI) (the “Company”) announced today that Seajacks UK Limited, a wholly-owned subsidiary of the Company and a leading provider of installation and maintenance vessels to the offshore wind sector, has signed a contract with Dutch marine contractor, Van Oord.
Van Oord has selected the Seajacks Scylla, the largest and most capable vessel in the Seajacks fleet. Currently employed through 2022 in Taiwan, the vessel will move to Europe upon completion of its existing turbine installation contract with Ørsted on the Greater Changhua Offshore Wind Farm.
The firm charter duration of the Van Oord contract will generate approximately $60 million of revenue in 2023.
Emanuele Lauro, CEO of Eneti, says:
“Securing this charter will bring the Scylla back from the Asia Pacific to the European market by the end of 2022. For a large and highly capable installation vessel like Scylla, we are seeing numerous opportunities in the UK and Europe in 2024 and 2025 as wind turbines increase in size and weight and are located further offshore.”
Arnoud Kuis, Managing Director, Van Oord Offshore Wind says:
“We are delighted with this constructive cooperation with Seajacks. This cooperation gives us the ability to realise our growth ambitions in the offshore wind market both in, and outside, Europe.”
Blair Ainslie, CEO of Seajacks, says:
“All of us here at Seajacks UK are once again thrilled to be working alongside Van Oord. The Scylla was previously chartered by Van Oord in 2019 to install monopile and transition pieces at the Deutsche Bucht Offshore Wind Farm in Germany.  We had a positive experience there, and we look forward to another safe and efficient installation project.”
To date, Seajacks have installed over 500 offshore wind turbines in Europe and most recently in Taiwan. Seajacks UK own and operate a fleet of 5 GustoMSC designed vessels, all capable of installing and maintaining offshore wind farms in harsh conditions - Seajacks Kraken, Seajacks Leviathan, Seajacks Hydra, Seajacks Zaratan and the above-mentioned Seajacks Scylla.
About Eneti
Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com
For investor relations and other inquiries:
James Doyle
Email: investor.relations@eneti-inc.com
Telephone: +1 (646) 432-1675
Or:
Twitter: https://www.twitter.com/Eneti_Inc

About Seajacks
Seajacks International, a wholly-owned subsidiary of Eneti Inc., is a UK based offshore installation company committed to building and operating the world’s most advanced and versatile fleet of self-propelled jack-up vessels equipped to service the demands of the offshore wind industry. Our on and offshore crews work in full conjunction with all of our clients, looking to provide the most cost-effective solutions in the safest environments possible. Additional information about Seajacks is available on the company’s website: www.seajacks.com
For further information please contact:
Jo Lees
Email: jo.lees@seajacks.com
Telephone: +44 (0)1493 841 400
Or:
Twitter: https://twitter.com/Seajacks